June 3, 2019

Alfred Poor
Chief Executive Officer
Ideanomics, Inc.
55 Broadway, 19th Floor
New York, NY 10006

       Re: Ideanomics, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed on May 7, 2019
           File No. 333-224382

Dear Mr. Poor:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed May 7, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
35

1. We note you state that you have begun phasing out of the crude oil trading business and the electronics trading business. Please expand your MD&A and financial statement footnote disclosures to address the following, as appropriate, and advise us in detail.
         Indicate whether you have tested the related asset groups for recoverability based on their shortened useful lives and, if so, tell us the results of this testing.
         Explain to us your consideration of presenting these businesses as discontinued
           operations. In this regard, it is unclear if you have ceased to use long-lived assets and if so, whether they should be considered abandoned. We refer you to the guidance in
           ASC 205-20-45 and ASC 360-10-35-47.
 Alfred Poor
Ideanomics, Inc.
June 3, 2019
Page 2
             Clearly disclose whether or not you anticipate earning any revenue from these businesses in the future.

Financial Statements, page F-1

2. Please provide condensed financial statements of the registrant, pursuant to 5-04 of
         Regulation S-X, or advise us. The financial statements should provide the information required by 12-04 of Regulation S-X.
Note 5. VIE Structure and Arrangements, page F-17

3. Please expand your disclosure to fully comply with 4-08(e)(3) of Regulation S-X with respect to your PRC based subsidiaries.
Acquisition of Tree Motion Sdn. Bhd. ("Tree Motion"), page F-38

4. Please provide audited financial statements of Tree Motion pursuant to 8-04 of Regulation of S-X or explain to us why it is not necessary to do so. It also appears you should provide pro forma financial information pursuant to 8-05 of Regulation S-X.
Note 22. Subsequent Event
Disposal of Assets in exchange of GTDollar coins, page F-38

5. Please explain to us your consideration of reporting the YOD business as discontinued
         operation. In this regard, we note on page 40 that you did not generate any revenue from your YOD Legacy business during all of 2018 and its license content (carrying amount of
         $17 million) was sold in 2019. Refer to ASC 205-20-45-1.
6. It is unclear why you disclose that you received GTDollar coins in exchange for certain assets while on page 21 of your March 31, 2019 Form 10-Q you disclose you received
         GTB tokens. Please revise so that your disclosures are consistent and advise us.
        You may contact Kathryn Jacobson, Senior Staff Accountant, at 202-551-3365, or Robert
S. Littlepage, Accounting Branch Chief, at 202-551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff
Attorney, at 202-551-3415, or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257, with any other questions.



FirstName LastNameAlfred Poor                                Sincerely,
Comapany NameIdeanomics, Inc.
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Corporation Finance
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